Allan Rosenzweig resigns from MIH Limited

13 September 2002

MIH Limited (NASDAQ : MIHL), the Subscriber Platforms Group, today announced that effective the end of August, Allan Rosenzweig has resigned as a director and Mark Sorour has been appointed in his stead. Allan will continue to be available to provide advice in terms of a consulting agreement.


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About MIH Limited:

The Group's activities are focussed on subscriber platforms providing television and internet services to over 2 million paying subscribers in Africa, the Mediterranean and Asia. 59% of its subscriber base consists of digital subscribers. Across its platforms MIH has secured long-term rights to premium movies, major sporting events and popular children's programming, all of which are tailored for the local market. The television platforms also provide a range of interactive services such as online games, shopping, banking and on-demand information. MIH has a holding in QQ, the most pervasive instant-messaging platform in Asia.

Supporting its subscriber platforms, Irdeto Access provides encryption and other related services to channel and platform operators worldwide.

Disclaimer: This news release contains "forward-looking statements". These forward-looking statements are subject to a number of risks and uncertainties that could cause MIH Limited's actual results to differ materially from those contemplated herein, including but not limited to, the risk factors detailed in our Annual Report on Form 20-F and other reports filed from time to time by MIH Limited with the Securities and Exchange Commission. MIH Limited undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law. Investors are cautioned not to place undue reliance on any forward-looking statements contained herein.

Contacts:

Mark Sorour                                       Beverley Branford
SVP Corporate Finance & Investor Relations        VP Investor Relations
MIH Limited                                       MIH Limited
+27 83 444 0007                                   +31 65 155 2660
msorour@media24.com                               bbranford@mih.com